

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

July 29, 2009

By U.S. Mail and facsimile 215-735-2513

Mr. Baur Whittlesey
Ledgewood
1900 Market Street, Suite 750
Philadelphia, PA 19103

Re: Resource Real Estate Investors 6, LP ("the company")
         File No.: 000-53652

Dear Mr. Whittlesey:

        In your letter dated July 10, 2009, which I received on July 17, 2009, you requested on behalf of the company that the staff waive the requirement to provide the S-X Rule 8-06 financial statements of five properties and three mortgage notes acquired during 2007 and 2008. The company acquired the Memorial Towers and Villas properties on December 18 and 28, 2007, the Foxcroft and Coach Lantern properties on January 20,2008, and the Park Hill property on February 29, 2008. The company acquired the mortgage notes during 2007. The company filed a Form 10 on April 30, 2009 to register its common stock.

        The staff would not object if the company did not file the S-X 8-06 financial statements for the properties and mortgage notes acquired in 2007, as the results of operations for them have been included in the company's audited financial statements for at least one year. However, the staff is unable to waive the requirement to provide the S-X Rule 8-06 financial statements for the three properties acquired in 2008. Until you file these financial statements, your Form 10 will be considered deficient.

        The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

                                        Sincerely,

                                        Louise M. Dorsey
                                        Associate Chief Accountant